UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

DIANON SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 par value

(Title of Class of Securities)

252826102

(CUSIP Number)

Murray A. Indick
Blum Capital Partners, L.P.
909 Montgomery Street, Suite 400
San Francisco, CA 94133
(415) 434-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 252826102	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON BLUM CAPITAL PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3205364

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER -0-

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 868,200**

EACH PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 868,200**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,200**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**

14.	TYPE OF REPORTING PERSON PN, IA

** See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252826102	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON RICHARD C. BLUM & ASSOCIATES, INC. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-2967812

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER -0-

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 868,200**

EACH PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 868,200**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,200**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**

14.	TYPE OF REPORTING PERSON CO

** See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252826102	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON BLUM STRATEGIC GP II, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3395150

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7.	SOLE VOTING POWER -0-

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 868,200**

EACH PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 868,200**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,200**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**

14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

** See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252826102	SCHEDULE 13D	Page 5 of 9

1.	NAME OF REPORTING PERSON RICHARD C. BLUM S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* See Item 3

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7.	SOLE VOTING POWER -0-

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 868,200**

EACH PERSON WITH	9.	SOLE DISPOSITIVE POWER -0-

	10.	SHARED DISPOSITIVE POWER 868,200**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 868,200**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%**

14.	TYPE OF REPORTING PERSON IN

** See Item 5

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 252826102	SCHEDULE 13D	Page 6 of 9

This Amendment No. 3 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 4, 2002 by Blum Capital Partners, L.P., a California limited partnership, (“Blum L.P.”); Richard C. Blum & Associates, Inc., a California corporation (“RCBA Inc.”); Blum Strategic GP II, L.L.C., a Delaware limited liability company (“Blum GP II”); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP II (collectively, the “Reporting Persons”). This amendment relates to shares of Common Stock, $0.01 par value (the “Common Stock”) of Dianon Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 200 Watson Boulevard, Stratford, Connecticut 06615. The following amendments are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a),(b)    According to the Issuer’s most recent Proxy Statement, there were 12,086,534 shares of Common Stock issued and outstanding as of December 17, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i)374,900 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 3.1% of the outstanding shares of the Common Stock; (ii) 396,300 shares of the Common Stock held by Blum L.P. and RCBA, Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, which represents 3.3% of the outstanding shares of the Common Stock; and (iii)80,000 shares of the Common Stock that are legally owned by Carpenters Pension Trust for Southern California, 10,100 shares of the Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan and 6,900 shares of the Common Stock that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund (“The Common Fund”)(collectively, the “Investment Advisory Clients”), with respect to which Blum L.P. has voting and investment power. The Investment Advisory Clients represent 0.9% of the outstanding shares of the Common Stock. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-08 of the Common Stock 12. Each of the Investment Advisory Clients, has entered into an advisory agreement with Blum L.P., but none of the Investment Advisory Clients has any contract, arrangement or understanding with any other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each of the Investment Advisory Clients disclaims membership in a group with any Reporting Person or with any other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account. Voting and investment power concerning the above shares are held solely by Blum L.P. and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 868,200 shares of the Common Stock, which is 7.2% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA

CUSIP NO. 252826102	SCHEDULE 13D	Page 7 of 9

Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP II has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., managing members and members of Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP II.

(c)    Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity	Trade Date	Shares	Price/Share
Investment partnerships for which Blum L.P. serves as the general partner	11/08/02	10,400	39.8812

Entity	Trade Date	Shares	Price/Share
The limited partnerships for which Blum GP II serves as the general partner and the managing limited partner	11/08/02	19,500	39.8812

Entity	Trade Date	Shares	Price/Share
The Investment Advisory Clients for which Blum L.P. serves as investment advisor	11/08/02	9,000	39.8812

Since the most recent filing of Schedule 13D, the Reporting Persons sold the following shares of Common Stock in the open market:

Entity	Trade Date	Shares	Price/Share
Investment partnerships for which Blum L.P. serves as the general partner	12/20/02 12/23/02 12/26/02 12/27/02	68,400 21,900 11,400 45,600	47.5000 47.8556 47.9126 47.7286

Entity	Trade Date	Shares	Price/Share
The limited partnerships for which Blum GP II serves as the general partner and the managing limited partner	12/20/02 12/23/02 12/26/02 12/27/02	64,800 22,800 10,600 43,100	47.5000 47.8556 47.9126 47.7286

Entity	Trade Date	Shares	Price/Share
The Investment Advisory Clients for which Blum L.P. serves as investment advisor	12/20/02 12/20/02 12/23/02 12/26/02 12/27/02	350,000 16,800 5,400 3,000 45,600	47.5063 47.5000 47.8556 47.9126 47.7286

CUSIP NO. 252826102	SCHEDULE 13D	Page 8 of 9

(d) and (e)    Not applicable.

Item 7.    Material to be Filed as Exhibits

Exhibit A Joint Filing Undertaking.

CUSIP NO. 252826102	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2002

RICHARD C. BLUM & ASSOCIATES, INC.		BLUM CAPITAL PARTNERS, L.P. By Richard C. Blum & Associates, Inc. its general partner

By	/s/ MARC T. SCHOLVINCK	By	/s/ MARC T. SCHOLVINCK
	Marc T. Scholvinck Partner and Chief Financial Officer		Marc T. Scholvinck Partner and Chief Financial Officer

BLUM STRATEGIC GP II, L.L.C.		/s/ MARC T. SCHOLVINCK RICHARD C. BLUM

By	/s/ MARC T. SCHOLVINCK	By	Marc T. Scholvinck, Attorney-in-Fact
Marc T. Scholvinck, Member